SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 7)


                      Autotote Corporation
________________________________________________________________
                             (Name of Issuer)



                   Common Stock, $.01 par value
_________________________________________________________________
                      (Title of Class of Securities)



                           0000533231
_________________________________________________________________
                              (CUSIP Number)

Lawrence, Tyrrell, Ortale          William J. Hewitt, Esq.
  & Smith                          Reboul, MacMurray, Hewitt,
515 Madison Avenue                   Maynard & Kristol
New York, New York 10022           45 Rockefeller Plaza
Attention: Larry J. Lawrence       New York, New York  10111
Tel. (212) 826-9080                Tel. (212) 841-5700
_________________________________________________________________
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             November 1, 1997
                   _____________________________________
                       (Date of Event Which Requires
                          Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box [   ].

CUSIP No. 0000533231                                      Page 2 of 9 Pages

________________________________________________________________
1)   Name of Reporting Person               Lawrence, Tyrrell,        S.S.
or I.R.S. Identification            Ortale & Smith
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use only
_________________________________________________________________
4)   Source of Funds                          OO
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          New York
_________________________________________________________________
Number of                7)   Sole Voting    983,762 shares of
Shares Beneficially           Power          Common Stock, $.01 Owned by
Each                               par value (issuable
Reporting                                    upon exercise of
Person:                                      warrants)
                         ________________________________________
                         8)   Shared Voting
                              Power               -0-
                         ________________________________________
                         9)   Sole Disposi-  983,762 shares of
                              tive Power     Common Stock, $.01
                                             par value (issuable upon
                                             exercise of
                                             warrants)
                         ________________________________________
                         10)  Shared Dis-
                              positive Power       -0-
                         ________________________________________

11)  Aggregate Amount Beneficially           983,762 shares of
     Owned by Each Reporting Person          Common Stock, $.01
                                             par value (issuable upon
                                             exercise of warrants)
_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

CUSIP No. 0000533231                                      Page 3 of 9 Pages

_________________________________________________________________
13)  Percent of Class
     Represented by                             2.8%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                  PN
_________________________________________________________________

CUSIP No. 0000533231                                      Page 4 of 9 Pages

_________________________________________________________________
1)   Name of Reporting Person               Larry J. Lawrence    S.S. or
I.R.S. Identification
     No. of Above Person
_________________________________________________________________
2)   Check the Appropriate Box                  (a) [x]
     if a Member of a Group                     (b) [ ]
_________________________________________________________________
3)   SEC Use only

4)   Source of Funds                          OO
_________________________________________________________________
5)   Check if Disclosure of
     Legal Proceedings is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
_________________________________________________________________
6)   Citizenship or Place
     of Organization                          United States
_________________________________________________________________
Number of                7)   Sole Voting    1,074,257 shares of
Shares Beneficially           Power          Common Stock, $.01    Owned by
Each                                par value (includes
Reporting                                    42,533 shares
Person:                                      issuable upon
                                   exercise of
                                             warrants)
                         _______________________________________
                         8)   Shared Voting  983,762 shares of Common
                                             Stock, $.01 par value
                                             (issuable upon exercise of
                                             warrants)
                         ________________________________________
                         9)   Sole Disposi-  1,074,257 shares of
                              tive Power     Common Stock, $.01
                                             par value (includes 42,533
                                             shares issuable upon exercise
                                             of warrants)
                         ________________________________________
                         10)  Shared Dis-    983,762 shares of
                              positive       Common Stock, $.01
                              Power          par value (issuable
                                             upon exercise of
                                             warrants)
                         ________________________________________

CUSIP No. 0000533231                                      Page 5 of 9 Pages

11)  Aggregate Amount Beneficially           2,058,019 shares of
     Owned by Each Reporting Person          Common Stock, $.01
                                             par value (includes
                                             1,026,295 issuable
                                             upon exercise of
                                             warrants)
_________________________________________________________________

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
_________________________________________________________________
13)  Percent of Class
     Represented by                             5.8%
     Amount in Row (11)
_________________________________________________________________
14)  Type of Reporting
     Person                                   IN
_________________________________________________________________

CUSIP No. 0000533231                                      Page 6 of 9 Pages

                      Amendment No. 7 to Schedule 13D
                      _______________________________

          Reference is hereby made to the statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 7, 1990, as amended by Amendment No. 1 thereto filed on January 17, 1991, Amendment No. 2 thereto filed on November 19, 1991, Amendment No. 3 thereto filed on December 11, 1992, Amendment No. 4 thereto filed on October 25, 1993, Amendment No. 5 thereto filed on September 2, 1994 and Amendment No. 6 thereto filed on October 15, 1997 (as so amended, the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.
Item 3.   Source and Amount of Funds or Other Consideration.
          _________________________________________________

          Item 3 is hereby amended by adding the following thereto:

          The number of shares of Common Stock underlying the Warrants held by LTOS and Mr. Lawrence was adjusted pursuant to certain anti-dilution provisions in the terms of such Warrants, as a result of the issuances of securities by the Issuer in October 1995, November 1995, January 1996 and March 1996 for consideration below market value, as defined in the Form of Common Stock Purchase Warrant. The Form of Common Stock Purchase Warrant was filed as Exhibit A to Amendment No. 2 to the Schedule 13D, and any description thereof is qualified in its entirety by reference thereto. The exercise price of the Warrants was also adjusted to $1.6357 per share of Common Stock.

Item 5.   Interest in Securities of the Issuer.
          ____________________________________

          Item 5 of the Schedule 13D is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 35,334,868 shares of Common Stock outstanding as of September 10, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q dated September 12, 1997. Calculations include shares issuable upon the exercise of all warrants and options to purchase Common Stock held by LTOS and/or Mr. Lawrence that are presently exercisable or are exercisable within sixty days of the date of this statement.

          (a)

          LTOS
          ____

CUSIP No. 0000533231                                      Page 7 of 9 Pages

          LTOS owns 983,762 shares of Common Stock (issuable upon exercise of warrants), or approximately 2.8% of the Common Stock outstanding. LVP, as the general partner of LTOS, may be deemed to beneficially own the shares of Common Stock owned by LTOS.

          Mr. Lawrence
          ____________

          Mr. Lawrence directly beneficially owns 1,074,257 shares of Common Stock (including 42,533 shares issuable upon exercise of warrants and 43,750 shares issuable upon exercise of options), or approximately 3.0% of the Common Stock outstanding. In the aggregate with the shares owned by LTOS, Mr. Lawrence may be deemed to beneficially own 2,058,019 shares of Common Stock (including 1,026,295 shares issuable upon exercise of warrants), or approximately 5.8% of the Common Stock outstanding. Mr. Lawrence disclaims beneficial ownership of any securities, and any proceeds thereof, that exceed his pecuniary interest therein, and/or that are not actually distributed to him.

          Other General Partners of LVP
          _____________________________

          (i) Jack Tyrrell directly beneficially owns 11,694 shares of Common Stock, and, in addition, may be deemed to indirectly beneficially own 17,769 shares of Common Stock held by the John Ryan Tyrrell Trust. In the aggregate, Mr. Tyrrell may be deemed to own less than 0.1% of the Common Stock outstanding.

          (ii) Patrick W. Ortale, III directly beneficially owns 31,302 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (iii) Richard W. Smith directly beneficially owns 20,338 shares of Common Stock and, in addition, may be deemed to own beneficially 11,550 shares of Common Stock held by the Emily Wyndham Smith Trust, 11,550 shares of Common Stock held by the Nicholas James Smith Trust, 11,550 shares of Common Stock held by the Alastair Davis Smith Trust and 11,550 shares of Common Stock held by the Penelope Ann Smith Trust. In the aggregate, Mr. Smith may be deemed to own approximately .2% of the Common Stock outstanding.

          (iv) Brian T. Horey directly beneficially owns 12,109 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP No. 0000533231                                      Page 8 of 9 Pages

          (b) The general partners of LVP may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of Common Stock owned by LTOS. Each of the general partners of LVP disclaims beneficial ownership of all shares of Common Stock other than the shares of Common Stock he owns directly (or indirectly through a trust for the benefit of a minor child) or indirectly by virtue of his pro rata interest, as a partner of LVP, in the Common Stock owned by LTOS.

          (c) On November 1, 1997 Mr. Lawrence acquired 21,667 shares of Common Stock, representing vesting as to one-third of the shares of Non-Employee Director Deferred Stock granted on November 1, 1996, as described in Item 6 below. On November 1, 1997 Mr. Lawrence also acquired 10,000 shares of Common Stock pursuant to a grant of Non-Employee Director Restricted Stock under the Issuer's 1992 Equity Incentive Plan, as amended and restated.

          (d) Except as described in this statement, no person has the right to receive or the power to direct the receipt of dividends on, or proceeds from the sale of, the shares of Common Stock owned by LTOS and/or Mr. Lawrence.

          (e) LTOS ceased to be the owner of more than five percent of the Common Stock on September 23, 1997.

Item 6.   Contracts, Arrangements, Understandings, of
          Relationships With Respect to Securities of the Issuer.
          ______________________________________________________

          Item 6 is hereby amended by adding the following thereto:

          On June 1, 1996 Mr. Lawrence was granted 10,000 shares of Non-Employee Director Deferred Stock, vesting in three equal installments on June 1, 1997, June 1, 1998 and June 1, 1999. On November 1, 1996 Mr. Lawrence was granted 65,000 shares of Non-Employee Director Deferred Stock, vesting in three equal installments on November 1, 1997, November 1, 1998 and November 1, 1999. Shares of Non-Employee Director Deferred Stock are not issued until they have vested. On December 16, 1996 Mr. Lawrence was granted on option to purchase 175,000 shares of Common Stock at $1.0625 per share, vesting in four equal installments of 43,750 each on December 16, 1997, December 16, 1998, December 16, 1999 and December 16, 2000 and expiring on December 15, 2006.

CUSIP No. 0000533231                                      Page 9 of 9 Pages

                                 Signature
                                 _________


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 1997

                                   LAWRENCE, TYRRELL, ORTALE &
                                     SMITH

                                   By:  Lawrence Venture
                                        Partners, General Partner



                                   By:/s/ Larry J. Lawrence
                                      ___________________________
                                        General Partner



                                      /s/ Larry J. Lawrence
                                      ___________________________
                                        Larry J. Lawrence